

Mail Stop 3561

March 30, 2018

Via Email
G R Arun Kumar
Chief Financial Officer
1st Floor, 'C' wing, Unit 103
Corporate Avenue, Atul Projects,
Chakala, Andheri (East),
Mumbai - 400 093, Maharashtra, India

> **Re:** **Vedanta Limited**
> **Form 20-F for Fiscal Year Ended March 31, 2017**
> **Filed August 15, 2017**
> **File No. 001-33175**

Dear Mr. Kumar:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/Craig Arakawa

Craig Arakawa
Accounting Branch Chief
Office of Beverages, Apparel and Mining